

Mail Stop 3561

December 23, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Charles Mathis
Force Protection, Inc.
9801 Highway 78, Building No. 1
Ladson, South Carolina 29456

>   **Re: Force Protection, Inc.**
>   **Form 10-K for the year ended December 31, 2007**
>   **File No. 001-32523**

Dear Mr. Mathis:

We have reviewed your filing and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2007

Management's Discussion and Analysis

Results of Operations

General and Administrative Expenses, page 56

1. Please significantly expand your discussion of the substantial increase in general and
    administrative expenses to include the dollar values associated with each item cited in
    your explanation here as a source of increase, as well as an explanation of how such
    an increase is reasonable given the static nature of your customer base.

Financial Statements

Consolidated Statement of Stockholders' Equity, page 88

2. We note that substantially all of the change in the number of common shares
    outstanding during 2007 is shown as "other" issuances. We suggest you show the
    larger issuances as separate line items with appropriate descriptive captions. For
    example, most of the shares issued during 2007 related to the exercise of stock
    options. Accordingly, these issuances should be shown as a separate line item. Also,
    issuances to members of your board of directors, management and employees should
    generally be shown separately from issuances to unrelated third parties.

3. Please explain to us and revise your footnote disclosure to indicate the facts and
    circumstances surrounding the apparent cancellation of 27,700 shares previously
    issued in a private placement.

Note 1. Summary of Significant Accounting Policies

Reclassifications, page 91

4. Please explain to us why you have increased Accounts Receivable and Due to U.S.
    Government by $6.0 million. Specifically, please explain to us why the right of offset
    does not exist with these receivables and payables, as it appears from your disclosure
    on page 95 that the liability is a result of the definitization process and reduces
    revenue, the source of the receivable, when recorded.

Stock-Based Compensation, page 98

5. We note your disclosure here that, as a result of the increase in expenses resulting
    from the adoption of SFAS 123R on July 1, 2005, no tax benefit and deferred tax
    asset were recognized on the compensation cost because of your full valuation
    allowance against deferred tax assets as of December 31, 2005. Please confirm to us
    that this disclosure is meant to indicate the net deferred tax position related to

compensation expense, and that you have recorded, as part of your deferred tax inventory, an amount related to this increase in compensation expense, as well as a corresponding increase in your valuation allowance for the year ended December 31, 2005.

Note 9. Shareholders' Equity, page 110

6. Please ensure that a description of all common stock transactions is included for each year presented. For example, with respect to 2007, it appears you should have included the grant of 20,513 shares to Mr. Pollard that is shown in the table of grants presented on page 154. The use of summary tables in Note 9 to support the amounts shown in your Statements of Stockholders' Equity could be helpful in this regard.

Other

7. We note that warranty reserve is listed in your tabular disclosure of components of Other Current Liabilities in Note 6, and that you have included the disclosure required by Rule 5-04 of Regulation S-X related to the reserve. However, similar disclosure has not been included for other valuation and qualifying accounts, such as inventory reserve and allowance for bad debts. Please revise your disclosure to include the disclosure required by the above-referenced guidance, or tell us why such revision is unnecessary.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters, or any other questions.

Sincerely,

David R. Humphrey
Branch Chief